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Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	Year Ended December 31,
						Six Months Ended June 30, 2003
	1998	1999	2000	2001	2002
Earnings:
Income (loss) before income taxes	$(786)	$(13,531)	$(21,569)	$41,915	$95,024	$95,503
Less: Capitalized interest	—	(705)	(4,487)	(8,043)	(5,325)	(2,732)
Add:
Fixed charges	5	1,059	17,978	39,329	53,126	35,479
Amortization of capitalized interest	—	—	19	71	304	225

Adjusted earnings	$(781)	$(13,177)	$(8,059)	$73,272	$143,129	$128,475

Fixed charges:
Interest expense	$—	$705	$7,328	$13,816	$20,339	$11,758
Amortization of debt costs	—	—	67	316	670	459
Rent expense representative of interest	5	354	10,583	25,197	32,117	23,262

Total fixed charges	$5	$1,059	$17,978	$39,329	$53,126	$35,479

Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	1.86	2.69	3.62

(1)
Earnings were inadequate to cover fixed charges by $0.8 million, $14.2 million, and $26.0 million for the years ended December 31, 1998, 1999 and 2000, respectively.

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  Exhibit 12.1
JETBLUE AIRWAYS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)